EXHIBIT 99.1

Ami Barlev Elected to Serve as Acting Chairman of the Board of Directors of Internet Gold-Golden Lines Ltd.

Ramat-Gan, Israel, February 7, 2018 - Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD) (the “Company”), today announced that the Company's Board of Directors has elected Adv. Ami Barlev as Acting Chairman of the Board of the Company. Mr. Barlev succeeds Shaul Elovitch who will continue to serve as a director.

Mr. Shaul Elovitch added: “I have no doubt that Ami, who has many years of experience in the communications’ market, together with his unique abilities in corporate governance and regulation, will greatly contribute to the Company.”

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620